Filed Pursuant to Rule 424(b)(3)

Registration No. 333-266810

PROSPECTUS SUPPLEMENT NO. 9

(To Prospectus dated August 25, 2022)

UP TO 500,000 SHARES OF COMMON STOCK

This prospectus supplement supplements the prospectus, dated August 25, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-266810). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 2.05, Item 5.02 (including Exhibit 10.1 incorporated therein by reference) and Item 8.01 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by Ampere Computing LLC or its permitted transferees (“Ampere” or the “selling stockholder”) of up to 500,000 shares (the “Shares”) of common stock, par value $0.0001 (the “common stock”), of the Company, issued upon the exercise of the vested portion of that certain warrant issued to the selling stockholder (the “Ampere Warrant”) pursuant to the warrant subscription agreement, dated as of October 6, 2021, by and between Legacy Rigetti (as defined below) and Ampere (the “Warrant Subscription Agreement”), for an aggregate purchase price (including amounts for exercise) of $10,000,000, or $10.00 per share. The Shares consist of 500,000 outstanding shares of common stock issued in connection with the exercise of the vested portion of the Ampere Warrant and receipt by the Company of an aggregate $5,000,000 (including aggregate exercise price).

The selling stockholder may offer, sell or distribute all or a portion of the Shares publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the Shares.

We will bear all costs, expenses and fees in connection with the registration of these Shares, including with regard to compliance with state securities or “blue sky” laws. The selling stockholder will bear all commissions and discounts, if any, attributable to their sale of Shares. See the section entitled “Plan of Distribution.”

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

The common stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “RGTI.” On February 9, 2023, the last reported sales price of the common stock as reported on Nasdaq was $1.06 per share.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risks. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 16 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated February 10, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 8, 2023

RIGETTI COMPUTING, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40140	88-0950636
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

775 Heinz Avenue, Berkeley, California	94710
(Address of principal executive offices)	(Zip Code)

(510) 210-5550

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	RGTI	The Nasdaq Capital Market
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	RGTIW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.05.	Costs Associated with Exit or Disposal Activities.

On February 8, 2023, the Board of Directors of Rigetti Computing, Inc. (the “Company”) approved a reduction in workforce to align with the Company’s updated business strategy and revised technology roadmap.

The reduction in workforce is expected to reduce the Company’s current workforce by approximately 28%, and impact approximately 50 employees. The Company is beginning the activities with respect to its revised business plan, updated technology roadmap and reduction in workforce effective immediately. Affected employees are expected to be offered separation benefits, including severance payments and temporary healthcare coverage assistance.

The Company currently expects to incur restructuring charges of approximately $1.4 million attributable to cash payments primarily for severance payments and temporary healthcare coverage to employees with respect to eliminated positions. Such restructuring charges are expected to be incurred and recorded in the first quarter of 2023.

The costs and charges described above and timing thereof are preliminary estimates based on the Company’s current expectations and are subject to a number of assumptions and risks, and actual results may differ materially from such estimates. The Company may also incur other charges, costs, future cash expenditures or impairments not currently contemplated due to events that may occur as a result of, or in connection with, the revised business plan and reduction in workforce.

Item 5.02.	Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with the revised business plan, on February 8, 2023, the Board approved the termination of Brian Sereda, the Company’s Chief Financial Officer, from such position and the appointment of Jeffrey Bertelsen as the Company’s new Chief Financial Officer, each effective as of February 15, 2023 (the “Effective Date”). Mr. Sereda is currently expected to stay with the Company as a non-executive employee through March 31, 2023, to assist with the transition, continuing under the terms of his current employment agreement. Pursuant to the terms of Mr. Sereda’s employment agreement, for a termination without cause and subject to his execution and non-revocation of a general waiver and release of claims, following the last day of Mr. Sereda’s employment with the Company, he will receive (a) continuing payments of his current annual base salary for twelve months (approximately $348,000); and (b) payment of the premiums necessary to continue health insurance coverage for himself and his eligible dependents under the Company’s group health plans pursuant to COBRA or similar state insurance laws, for up to twelve months. Pursuant to the terms of his current employment agreement, the Company and Mr. Sereda will enter into a customary separation agreement to memorialize the foregoing.

Mr. Bertelsen, age 60, was most recently Chief Financial Officer and Chief Operating Officer of CyberOptics Corporation, a developer and manufacturer of high precision sensors and inspection systems for the semiconductor and electronics industry. Mr. Bertelsen joined CyberOptics as Vice President—Finance and Chief Financial Officer in 2005. In February 2014, Mr. Bertelsen was appointed Chief Operating Officer of CyberOptics, and also retained his positions as Vice President—Finance and Chief Financial Officer. Mr. Bertelsen was also appointed Secretary of CyberOptics in February 2016. Before joining CyberOptics, Mr. Bertelsen held various positions with Computer Network Technology Corporation, a provider of storage networking equipment and solutions (“CNT”), as Vice President, Finance, Corporate Controller and Treasurer and Assistant Secretary. Prior to joining CNT, Mr. Bertelsen was a Certified Public Accountant with KPMG LLP.

In connection with the appointment of Mr. Bertelsen, the Company entered into an executive employment agreement with Mr. Bertelsen, dated as of February 9, 2023 (the “Executive Employment Agreement”) and effective as of the Effective Date. Pursuant to the Executive Employment Agreement, Mr. Bertelsen will receive an annual base salary of $300,000 and will be eligible: (i) to participate in the Company’s benefit plans; (ii) to receive awards of stock options, restricted stock, restricted stock units or other equity awards pursuant to any plans or arrangements which the Company may have in effect from time to time; and (iii) a discretionary annual cash bonus of a target amount equal to 25% of his annual base salary, subject to review and adjustment by the Company and dependent on his continuous performance of services to the Company through the last date of the applicable performance period and the actual achievement by him and the Company of applicable performance targets and goals set by the Board or the Compensation Committee of the Board.

The Executive Employment Agreement also provides for the grant of an option to purchase up to 500,000 shares of common stock (the “Initial Option”), which award is to be granted as soon as practicable following the Effective Date pursuant to the form of option award agreement previously adopted and disclosed by the Company. The Initial Option will have an exercise price equal to the closing price per share of the Company’s common stock on the grant date, and will vest in accordance with the following schedule: 12/48ths of the total shares subject to the Initial Option will vest on the one year anniversary of the vesting commencement date, and 1/48th of the total shares subject to the Initial Option will vest each month thereafter on the same day of the month as the vesting commencement date (or if there is no corresponding day, on the last day of the month), in each case, subject to Mr. Bertelsen’s continuous service through each such date.

Mr. Bertelsen’s employment will be “at will”. The Company shall have the right to terminate his employment at any time without cause (as defined in the Executive Employment Agreement), subject to the terms and conditions of the Executive Employment Agreement. In the event the Company terminates his employment without cause or Mr. Bertelsen terminates his employment with the Company for good reason (as defined in the Executive Employment Agreement), then Mr. Bertelsen shall be entitled to receive his accrued but unpaid salary and accrued but unused vacation through the date of termination, any unreimbursed business expenses incurred and benefits under any qualified retirement plan or health and welfare benefit plan in which he was a participant, subject to the terms and conditions of the Executive Employment Agreement (the foregoing, the “Accrued Obligations”). He shall also be eligible to receive the following severance benefits:(i) an amount equal to his then current base salary for twelve months, paid pursuant to an installment schedule set forth in the Executive Employment Agreement and (ii) a lump sum amount equal to the COBRA premiums necessary to continue his health insurance coverage in effect on the termination date for a period of twelve months following the termination date. In the event Mr. Bertelsen is terminated by the Company without cause or by Mr. Bertelsen for good reason, within three months prior to or within twelve months following the effective date of a change in control (as defined in the Executive Employment Agreement), then in addition to the Accrued Obligations, Mr. Bertelsen will be entitled to the following change in control severance benefits: (i) a lump sum equal to his then current annual base salary, (ii) a lump sum amount equal to the COBRA premiums necessary to continue his health insurance coverage in effect on the termination date for a period of twelve months following the termination date, (iii) a bonus equivalent to a pro rata share of his full target bonus amount for the portion of the performance year completed when his termination occurs and (iv) the time-based vesting conditions of his then outstanding stock options and/or other equity awards subject to time-based vesting requirements as of the termination date shall be accelerated as of the date of termination, subject to the terms and conditions of the Executive Employment Agreement. The Company shall have the right to terminate his employment at any time for cause, subject to the terms and conditions of the Executive Employment Agreement, in which event he will not be entitled to receive the severance benefits, change in control severance benefits, or any other severance compensation or benefits, except the Accrued Obligations. Mr. Bertelsen may resign from his employment at any time, in accordance with the terms and conditions of the Executive Employment Agreement. In the event he resigns for any reason other than good reason he will not be entitled to receive severance benefits, change in control severance benefits, or any other severance compensation or benefits, except the Accrued Obligations.

The Executive Employment Agreement further provides that the Company will reimburse Mr. Bertelsen for reasonable business expenses in accordance with the Company’s standard expense reimbursement policy, as the same may be modified from time to time. In addition, Mr. Bertelsen is eligible to receive certain employee benefits, including medical, vision, dental, life insurance and participation in a Section 401(k) retirement plan.

On the Effective Date, the Company and Mr. Bertelsen will also enter into the Company’s standard form indemnification agreement, previously adopted and disclosed by the Company and filed as Exhibit 10.21 to the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2022. The indemnification agreement, among other things, requires the Company to indemnify Mr. Bertelsen for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his services as an officer of the Company or any other company or enterprise to which he provides services at the Company’s request.

The foregoing description of the Executive Employment Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Executive Employment Agreement, a copy of which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

Item 7.01.	Regulation FD Disclosure.

On February 10, 2023, the Company issued a press release regarding the updated business plan, revised technology roadmap, reduction in workforce, and management transitions. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The Company has also made available on its website at investors.rigetti.com/news-events/events a slide presentation reflecting the revised technology roadmap, which may be used in presentations to investors and others from time to time. A copy of the slide presentation is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference. The Company’s website and the information contained on, or that can be accessed through, the Company’s website will not be deemed to be incorporated by reference in, and are not considered part of, this Report.

The information in Item 7.01 of this Report, including Exhibits 99.1 and 99.2 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01.	Other Events.

In connection with the revised business plan, effective February 9, 2023, David Rivas has been promoted to Chief Technology Officer, replacing Mike Harburn who is leaving the Company, effective February 9, 2023. Mr. Rivas previously served as the Company’s Senior Vice President, Systems and Services since March 2019, overseeing the engineering and operations of Rigetti’s Quantum Cloud Services platform.

Cautionary Statement Regarding Forward Looking Statements

This Report includes “forward looking statements” within the meaning of the federal securities laws relating to the revised business plan, including the updated technology roadmap and reduction in workforce and the Company’s expectations with respect to its updated business strategy and revised technology roadmap; the Company’s expectations with respect to the reduction in force, including anticipated benefits including anticipated reduction of operating expenses, anticipated preservation of available cash resources and anticipated expenses and charges associated with the reduction in force; expectations with respect to severance payments and expectations with respect to management transitions. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the Company’s ability to achieve milestones, technological advancements, including with respect to its technology roadmap, help unlock quantum computing, and develop practical applications; the ability of the Company to complete ongoing negotiations with government contractors successfully and in a timely manner; the potential of quantum computing; the ability of the Company to obtain government contracts and the availability of government funding; the ability of the Company to expand its QCaaS business; the success of the Company’s partnerships and collaborations; the Company’s ability to accelerate its development of multiple generations of quantum processors; the outcome of any legal proceedings that may be instituted against the Company or others; the ability to meet stock exchange listing standards; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and suppliers and attract and retain management and key employees; costs related to operating as a public company; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic, business, or competitive factors; the Company’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of the Company to execute on its technology roadmap; the ability of the Company to implement its strategic initiatives, expansion plans and continue to innovate its existing services; the impact of the COVID-19 pandemic on the Company’s business; the expected use of proceeds from the Company’s past and future financings or other capital; the sufficiency of the Company’s cash resources; unfavorable conditions in the Company’s industry, the global economy or global supply chain, including financial and credit market fluctuations and uncertainty, rising inflation and interest rates, increased costs, international trade relations, political turmoil, natural catastrophes, warfare (such as the ongoing military conflict between Russia and Ukraine and related sanctions against Russia), and terrorist attacks; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Form 10-Q for the three months ended September 30, 2022, and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements other than as required by applicable law. The Company does not give any assurance that it will achieve its expectations.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

10.1	Executive Employment Agreement, dated February 9, 2023, by and between Rigetti Computing, Inc. and Jeffrey Bertelsen.

99.1	Press release dated February 10, 2023

99.2	Investor Presentation, February 2023

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 10, 2023

RIGETTI COMPUTING, INC.

By:	/s/ Dr. Subodh Kulkarni
Dr. Subodh Kulkarni
Chief Executive Officer

Exhibit 10.1

EXECUTIVE EMPLOYMENT AGREEMENT

This EXECUTIVE EMPLOYMENT AGREEMENT dated as of February 9, 2023 (“Agreement”) is by and between Jeffrey A. Bertelsen (“Executive”) and RIGETTI HOLDINGS, INC. (the “Company”).

WHEREAS, the Company desires to employ Executive as Chief Financial Officer (“CFO”) and to provide Executive with certain compensation and benefits in return for Executive’s services, and Executive agrees to be employed by the Company in such capacity and to receive the compensation and benefits on the terms and conditions set forth herein; and

WHEREAS, the Company and Executive desire to enter into this Agreement to become effective on February 15, 2023, subject to Exectuive’s signature below (the “Effective Date”) in order to memorialize the terms and conditions of Executive’s employment by the Company upon and following the Effective Date.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties agree to the following:

1. Employment by the Company.

1.1 Position. Subject to the terms set forth herein, the Company agrees to employ Executive in the position of CFO, and Executive hereby accepts such continued employment on the terms and conditions set forth in this Agreement.

1.2 Duties. As CFO, Executive will report to the Chief Executive Officer of the Company (the “CEO”), performing such duties as are normally associated with the position and such duties as are assigned from time to time, subject to the oversight and direction of the CEO. Executive shall make such business trips to such places as may be reasonably necessary or advisable for the efficient operations of the Company.

1.3 Company Policies and Benefits. The employment relationship between the parties shall also be subject to the Company’s personnel policies and procedures as they may be interpreted, adopted, revised or deleted from time to time in the Company’s sole discretion. Executive will be eligible to participate on the same basis as similarly situated employees in the Company’s benefit plans in effect from time to time during Executive’s employment. All matters of eligibility for coverage or benefits under any benefit plan shall be determined in accordance with the provisions of such plan. The Company reserves the right to change, alter, or terminate any benefit plan in its sole discretion. Notwithstanding the foregoing, in the event that the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control.

1.4 Vacation. While this Agreement is in effect, Executive shall also receive unlimited paid time off subject to the Company’s vacation policies and procedures as in effect or amended from time to time.

1.5 Indemnification. Subject to applicable law, Executive will be provided indemnification to the maximum extent permitted by the Company’s Certificate of Incorporation or Bylaws, all as amended, including, if applicable, any directors and officers insurance policies, with such indemnification to be on terms determined by the Board or any of its committees. Such indemnification shall be documented in an Indemnification Agreement provided after the Closing Date subject to approval by the Board.

2. Compensation.

2.1 Salary. Executive shall receive for Executive’s services to be rendered under this Agreement an initial base salary of $300,000 on an annualized basis, subject to review and adjustment by the Company in its sole discretion, payable subject to standard federal and state payroll withholding requirements in accordance with the Company’s standard payroll practices (“Base Salary”).

2.2 Annual Bonus. While this Agreement is in effect, Executive shall be eligible for a discretionary annual cash bonus of a target amount equal to 25% of Base Salary (“Target Amount”), subject to review and adjustment by the Company in its reasonable discretion, payable subject to standard federal and state payroll withholding requirements. Whether or not Executive earns any bonus will be dependent upon (a) Executive’s continuous performance of services to the Company through the last date of the applicable performance period, unless otherwise provided for in this Agreement; and (b) the actual achievement by Executive and the Company of the applicable performance targets and goals set by the Board or its Compensation Committee. The annual period over which performance is measured for purposes of this bonus is January 1 through December 31. The Board or its Compensation Committee will determine in its reasonable discretion the extent to which Executive and the Company have achieved the performance goals upon which the bonus is based and the amount of the bonus, which could be above or below the Target Amount (and may be zero). The bonus, if awarded, will be paid no later than March 15 of the calendar year immediately following the calendar year for which the bonus is being measured.

2.3 Equity.

(a) Subject to the approval of the Board or the Compensation Committee, as soon as practicable following the commencement of the Executive’s employment with the Company, the Company will grant Executive an option to purchase 500,000 shares of common stock in the Company (the “Option”), which will have an exercise price per share equal to the closing price per share of the Company’s common stock on the applicable grant date. The anticipated Option will be governed by the terms and conditions of that certain 2022 Equity Incentive Plan (the “Plan”) and a written award agreement between the Company and Executive, which will govern and control the Option in all respects, and will include the following vesting schedule: 12/48ths of the total shares subject to the Option will vest on the one year anniversary of the vesting commencement date, and 1/48th of the total shares subject to the Option will vest each month thereafter on the same day of the month as the vesting commencement date (or if there is no corresponding day, on the last day of the month), in each case, subject to Executive’s Continuous Service (as defined in the Plan) through each such date.

(b) Executive is also eligible to receive restricted stock units to acquire shares of Company common stock (the “PSU Awards”), if certain performance-based milestones established by the Company are satisfied in the future and provided that Executive has remained continuously employed by the Company through the date that the Board or the Compensation Committee grants such PSU Awards. The PSU Awards, if granted, will be issued subject to the terms and conditions of the Plan and a restricted stock unit award agreement in a form satisfactory to the Company and shall vest in accordance with the terms therein.

(c) Executive will also be eligible to receive awards of stock options, restricted stock, restricted stock units or other equity awards pursuant to any plans or arrangements the Company may have in effect from time to time. The Board or a committee of the Board shall determine in its discretion whether Executive shall be granted any such equity awards and the terms of any such award in accordance with the terms of any applicable plan or arrangement that may be in effect from time to time.

2.4 Expense Reimbursement. The Company will reimburse Executive for reasonable business expenses in accordance with the Company’s standard expense reimbursement policy, as the same may be modified by the Company from time to time. For the avoidance of doubt, to the extent that any reimbursements payable to Executive are subject to the provisions of Section 409A of the Code: (a) any such reimbursements will be paid no later than December 31 of the year following the year in which the expense was incurred, (b) the amount of expenses reimbursed in one year will not affect the amount eligible for reimbursement in any subsequent year, and (c) the right to reimbursement under this Agreement will not be subject to liquidation or exchange for another benefit.

3. Confidential Information and Invention Assignment Obligations. As a condition of continued employment, Executive agrees to execute and abide by a Confidential Information and Invention Assignment Agreement attached as Exhibit A (“Proprietary Information Agreement”), which may be amended by the parties from time to time without regard to this Agreement. The Proprietary Information Agreement contains provisions that are intended by the parties to survive and do survive termination of this Agreement.

4. Outside Activities during Employment. During the term of Executive’s employment with the Company, Executive will work on a full-time basis for the Company and will devote Executive’s best efforts and substantially all of Executive’s business time and attention to the business of the Company. Except with the prior written consent of the Board, including consent given to Executive prior to the signing of this Agreement, Executive will not, while employed by the Company, undertake or engage in any other employment, occupation or business enterprise that would interfere with Executive’s responsibilities and the performance of Executive’s duties hereunder except for (i) reasonable time devoted to volunteer services for or on behalf of such religious, educational, non-profit and/or other charitable organization as Executive may wish to serve, (ii) reasonable time devoted to activities in the non-profit and business communities consistent with Executive’s duties; and (iii) such other activities as may be specifically approved by the Board, and such approval shall not be unreasonably withheld. This restriction shall not, however, preclude Executive (x) from owning less than one percent (1%) of the total outstanding shares of a publicly traded company, or (y) from employment or service in any capacity with Affiliates of the Company. As used in this Agreement, “Affiliates” means an entity under common management or control with the Company.

5. No Conflict with Existing Obligations. Executive represents that Executive’s performance of all the terms of this Agreement does not and will not breach any agreement or obligation of any kind made prior to Executive’s employment by the Company, including agreements or obligations Executive may have with prior employers or entities for which Executive has provided services. Executive has not entered into, and Executive agrees that Executive will not enter into, any agreement or obligation, either written or oral, in conflict herewith.

6. Termination of Employment. The parties acknowledge that Executive’s employment relationship with the Company is at-will, meaning either the Company or Executive may terminate Executive’s employment at any time, with or without cause or advance notice. The provisions in this Section govern the amount of compensation, if any, to be provided to Executive upon termination of employment and do not alter Executive’s at-will status.

6.1 Termination by the Company without Cause or for Good Reason.

(a) The Company shall have the right to terminate Executive’s employment with the Company pursuant to this Section 6.1 at any time, in accordance with Section 6.6, without “Cause” (as defined in Section 6.3(b) below) by giving notice as described in Section 7.1 of this Agreement. A termination pursuant to Section 6.5 below is not a termination without “Cause” for purposes of receiving the benefits described in Sections 6.1 or Section 6.2.

(b) If the Company terminates Executive’s employment at any time without Cause or Executive terminates employment with the Company for Good Reason and provided that such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”), then Executive shall be entitled to receive the Accrued Obligations (defined below). If Executive complies with the obligations in Section 6.1(c) below, Executive shall also be eligible to receive the following “Severance Benefits”:

(i) The Company will pay Executive an amount equal to Executive’s then current Base Salary for twelve (12) months, less all applicable withholdings and deductions, paid in equal installments on the Company’s normal payroll schedule following the termination date, with the first payment beginning on the Severance Pay Commencement Date (as defined in Section 6.1(c) below), and the remaining installments occurring on the Company’s regularly scheduled payroll dates thereafter; provided that on the Severance Pay Commencement Date, the Company will pay in a lump sum the aggregate amount of the cash severance payments that the Company would have paid Executive through such date had the payments commenced on the effective date of termination through the Severance Pay Commencement Date.

(ii) If Executive timely elects continued coverage under COBRA for Executive and Executive’s covered dependents under the Company’s group health plans following such termination, then the Company shall pay the COBRA premiums necessary to continue Executive’s and Executive’s covered dependents’ health insurance coverage in effect for Executive (and Executive’s covered dependents) on the termination date until the earliest of: (i) twelve (12) months following the termination date (the “COBRA Severance Period”); (ii) the date when Executive becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment; or (iii) the date Executive ceases to be eligible for COBRA continuation coverage for any reason, including plan termination (such period from the termination date through the earlier of (i)-(iii), (the “COBRA Payment Period”). Notwithstanding the foregoing, if at any time the Company determines that its payment of COBRA premiums on Executive’s behalf would result in a violation of applicable law (including, but not limited to, the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of paying COBRA premiums pursuant to this Section, the Company shall pay Executive on the last day of each remaining month of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA premium for such month, subject to applicable tax withholding (such amount, the “Special Severance Payment”), for the remainder of the COBRA Payment Period. Nothing in this Agreement shall deprive Executive of Executive’s rights under COBRA or ERISA for benefits under plans and policies arising under Executive’s employment by the Company.

(c) Executive will be paid all of the Accrued Obligations on the Company’s first payroll date after Executive’s date of termination from employment or earlier if required by law. Executive shall receive the Severance Benefits pursuant to Section 6.1(b) or the Change in Control Severance Benefits (defined below) pursuant to 6.2(a) of this Agreement, as applicable, if: (i) Executive executes and does not revoke a separation agreement containing an effective, general release of claims in favor of the Company and its affiliates and representatives but no other post-employment obligations other than an obligation to continue to abide and be bound by any post-employment obligations set forth in agreements previously entered into with the Company or its affiliates, such as this Agreement or any proprietary rights agreement), in a form acceptable to the Company (the “Release”) and the Release is enforceable and effective as provided in the Release on or before the date that is the sixtieth (60th) day following the effective date of termination (such 60th day, the “Severance Pay Commencement Date”); (ii) if Executive holds any other positions with the Company, Executive resigns such position(s) to be effective no later than the date of Executive’s termination date (or such other date as requested by the Board); (iii) Executive returns all Company property on or before the Severance Pay Commencement Date; (iv) Executive complies with Executive’s post-termination obligations under this Agreement and the Proprietary Information Agreement; and (v) Executive complies with the terms of the Release.

(d) For purposes of this Agreement, “Accrued Obligations” are (i) Executive’s accrued but unpaid salary through the date of termination, (ii) any unreimbursed business expenses incurred by Executive payable in accordance with the Company’s standard expense reimbursement policies, and (iii) benefits owed to Executive under any qualified retirement plan or health and welfare benefit plan in which Executive was a participant in accordance with applicable law and the provisions of such plan.

(e) The Severance Benefits provided to Executive pursuant to this Section 6.1 are in lieu of, and not in addition to, any benefits to which Executive may otherwise be entitled under any Company severance plan, policy or program.

(f) For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following events without Executive’s consent: (i) a material reduction in Executive’s Base Salary, other than a reduction applied in a similar proportional amount to all similarly situated executives; (ii) a material breach of this Agreement by the Company; (iii) a material reduction in the Executive’s duties, authority and responsibilities relative to the Executive’s duties, authority, and responsibilities in effect immediately prior to such reduction; (iv) a material change in Executive’s reporting relationship, other than such change made directly in connection with organizational changes resulting from a Change in Control; or (v) the relocation of Executive’s principal place of employment, without Executive’s consent, in a manner that lengthens Executive’s one-way commute distance by twenty-five (25) or more miles from Executive’s then-current principal place of employment immediately prior to such relocation; not to include a requirement to return to in-person work as set forth in Section 1.3, in which circumstance Good Reason will not apply; provided, however, that, any such termination by Executive shall only be deemed for Good Reason pursuant to this definition if: (1) Executive gives the Company written notice of Executive’s intent to terminate for Good Reason within thirty (30) days following the first occurrence of the condition(s) that Executive believes constitute(s) Good Reason, which notice shall describe such condition(s); (2) the Company fails to remedy such condition(s) within thirty (30) days following receipt of the written notice (the “Cure Period”); and (3) Executive voluntarily terminates employment within thirty (30) days following the end of the Cure Period, or the parties agree in writing to extend such Cure Period.

6.2 Termination by the Company without Cause or for Good Reason Coincident with a Change in Control. If Executive’s employment by the Company is terminated by the Company or any successor entity without “Cause” (and not due to Disability or death) or by Executive for Good Reason, in either case, within three (3) months prior to or within twelve (12) months following the effective date of a “Change in Control” (as defined in the Plan), and, in either case, provided that such termination constitutes a Separation from Service, without regard to any alternative definition thereunder, then in addition to paying or providing Executive with the Accrued Obligations, and subject to compliance with Section 6.1(c), the following additional benefits shall be provided in lieu of, and not in addition to, the Severance Benefits provided for in Section 6.1(b) (the “Change in Control Severance Benefits”):

(a) The Company will pay Executive a lump sum equal to Executive’s then current annual Base Salary, less all applicable withholdings and deductions, paid on the Severance Pay Commencement Date.

(b) If Executive timely elects continued coverage under COBRA for Executive and Executive’s covered dependents under the Company’s group health plans following such termination, then the Company shall pay the COBRA premiums necessary to continue Executive’s and Executive’s covered dependents’ health insurance coverage in effect for Executive (and Executive’s covered dependents) on the termination date during the COBRA Payment Period. Notwithstanding the foregoing, if at any time the Company determines that its payment of COBRA premiums on Executive’s behalf would result in a violation of applicable law (including, but not limited to, the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of paying COBRA premiums pursuant to this Section, the Company shall pay Executive on the last day of each remaining month of the COBRA Payment Period, the Special Severance Payment, for the remainder of the COBRA Payment Period. Nothing in this Agreement shall deprive Executive of Executive’s rights under COBRA or ERISA for benefits under plans and policies arising under Executive’s employment by the Company.

(c) The Company will pay a bonus equivalent to a pro rata share of Executive’s full Target Amount, for the portion of the performance year completed when Executive’s termination occurs. This bonus will be payable subject to standard federal and state payroll withholding requirements in a lump sum payment on the Severance Pay Commencement Date.

(d) Notwithstanding the terms of any equity plan or award agreement to the contrary, the time-based vesting conditions applicable to 100% of Executive’s then outstanding stock options and/or other equity awards subject to time-based vesting requirements as of Executive’s termination date shall be accelerated as of the date of termination, and, with respect to any performance-based equity awards, and unless otherwise provided by the applicable award agreement, any performance-based vesting objectives will be deemed achieved at the higher of target or actual performance.

6.3 Termination by the Company for Cause.

(a) The Company shall have the right to terminate Executive’s employment with the Company at any time, in accordance with Section 6.6, for Cause by giving notice as described in Section 7.1 of this Agreement. In the event Executive’s employment is terminated at any time for Cause, Executive will not receive Severance Benefits, Change in Control Severance Benefits, or any other severance compensation or benefits, except that, pursuant to the Company’s standard payroll policies, the Company shall pay to Executive the Accrued Obligations.

(b) “Cause” for termination shall mean that the Company has determined in its sole discretion that Executive has engaged in any of the following: (i) Executive’s material breach of any covenant or condition under this Agreement or any other agreement between the parties; (ii) Executive’s material act constituting dishonesty or fraudulent conduct in connection with Executive’s duties to the Company; (iii) any conduct which constitutes a felony or a crime of moral turpitude under applicable law; (iv) material violation of any Company policy; (v) refusal to follow or implement a clear and reasonable directive of Company, or any act of willful or intentional misconduct in relation to the Executive’s duties to the Company; (vi) repeated or willful failure by Executive to perform Executive’s duties in a manner satisfactory to the Company; or (vii) Executive’s breach of fiduciary duty to the Company; provided that Sections 6.3(b)(i), (iv) and (vi) shall only provide the basis for a Cause termination if the Executive has not cured such breach, violation or conduct, to the extent curable, after the expiration of ten (10) days following the Company providing Executive with written notice of such basis for Cause.

6.4 Resignation by Executive.

(a) Executive may resign from Executive’s employment with the Company at any time, in accordance with Section 6.6, by giving notice as described in Section 7.1.

(b) In the event Executive resigns from Executive’s employment with the Company for any reason other than Good Reason in accordance with Sections 6.1 or 6.2, Executive will not receive Severance Benefits, Change in Control Severance Benefits, or any other severance compensation or benefits, except that, pursuant to the Company’s standard payroll policies, the Company shall pay to Executive the Accrued Obligations.

6.5 Termination by Virtue of Death or Disability of Executive.

(a) In the event of Executive’s death while employed pursuant to this Agreement, all obligations of the parties hereunder shall terminate, in accordance with Section 6.6, and the Company shall, pursuant to the Company’s standard payroll policies, pay to Executive’s legal representatives all Accrued Obligations.

(b) Subject to applicable state and federal law, the Company shall at all times have the right, upon written notice to Executive, and in accordance with Section 6.6, to terminate Executive’s employment based on Executive’s Disability. Termination by the Company of Executive’s employment based on “Disability” shall mean termination because Executive is unable due to a physical or mental condition to perform the essential functions of Executive’s position with or without reasonable accommodation for 180 days in the aggregate during any twelve (12) month period or based on the written certification by two licensed physicians of the likely continuation of such condition for such period. This definition shall be interpreted and applied consistent with the Americans with Disabilities Act, the Family and Medical Leave Act, and other applicable federal, state or local law. In the event Executive’s employment is terminated by the Company based on Executive’s Disability or Executive voluntarily resigns due to such Disability, Executive will not receive Severance Benefits, Change in Control Severance Benefits, or any other severance compensation or benefit, except that, pursuant to the Company’s standard payroll policies, the Company shall pay to Executive the Accrued Obligations.

6.6 Notice; Effective Date of Termination.

(a) Termination of Executive’s employment pursuant to this Agreement shall be effective on the earliest of:

(i) immediately after the Company gives notice to Executive of Executive’s termination, with or without Cause, unless pursuant to Section 6.3(b)(i), if curable, or Section 6.3(b)(vi), in which case ten (10) days after notice if not cured or unless the Company specifies a later date, in which case, termination shall be effective as of such later date;

(ii) immediately upon the Executive’s death;

(iii) ten (10) days after the Company gives notice to Executive of Executive’s termination on account of Executive’s Disability, unless the Company specifies a later date, in which case, termination shall be effective as of such later date, provided that Executive has not returned to the full-time performance of Executive’s duties prior to such date;

(iv) ten (10) days after the Executive gives written notice to the Company of Executive’s resignation, provided that the Company may set a termination date at any time between the date of notice and the date of resignation, in which case the Executive’s resignation shall be effective as of such other date. Executive will receive compensation through any required notice period; or

(v) for a termination for Good Reason, immediately upon Executive’s full satisfaction of the requirements of Section 6.1(f).

(b) In the event of a termination for Cause, written confirmation shall specify the subsection(s) of the definition of Cause relied on to support the decision to terminate.

6.7 Cooperation with Company after Termination of Employment. Following termination of Executive’s employment for any reason, Executive agrees to provide reasonable cooperation to the Company in connection with its actual or contemplated defense, prosecution, or investigation of any claims or demands by or against third parties, or other matters arising from events, acts, or failures to act that occurred during the period of Executive’s employment by the Company. Such cooperation includes, without limitation, making Executive available to the Company upon reasonable notice, without subpoena, to provide complete, truthful and accurate information in witness interviews, depositions and trial testimony. The Company will reimburse Executive for reasonable out-of-pocket expenses Executive incurs in connection with any such cooperation (excluding forgone wages, salary, or other compensation) and will make reasonable efforts to accommodate Executive’s scheduling needs and for more than de minimis service, the parties will agree on a mutually agreeable per diem rate. In addition, in the event Executive is receiving Severance Benefits or Change in Control Severance Benefits, for twelve (12) months after Executive’s employment with the Company ends for any reason, Executive agrees to reasonably cooperate with the Company in all matters relating to the transition of Executive’s work and responsibilities on behalf of the Company, including, but not limited to, any present, prior or subsequent relationships and the orderly transfer of any such work and institutional knowledge to such other persons as may be designated by the Company. Such transition assistance described in the previous sentence shall not be subject to additional compensation, and the Company will make reasonable efforts to accommodate Executive’s scheduling needs.

6.8 Application of Section 409A. It is intended that all of the severance payments payable under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Code and the regulations and other guidance thereunder and any state law of similar effect (collectively, “Section 409A”) provided under Treasury Regulations Sections 1.409A-1(b)(4) and 1.409A-1(b)(9), and this Agreement will be construed in a manner that complies with Section 409A. If not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A, and incorporates by reference all required definitions and payment terms. No severance payments will be made under this Agreement unless Executive’s termination of employment constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h)). For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulations Section 1.409A-2(b)(2)(iii)), Executive’s right to receive any installment payments under this Agreement (whether severance payments or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. If the Company determines that the severance benefits provided under this Agreement constitutes “deferred compensation” under Section 409A and if Executive is a “specified employee” of the Company, as such term is defined in Section 409A(a)(2)(B)(i) of the Code at the time of Executive’s Separation from Service, then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, the timing of the Severance will be delayed as follows: on the earlier to occur of (a) the date that is six months and one day after Executive’s Separation from Service, and (b) the date of Executive’s death (such earlier date, the “Delayed Initial Payment Date”), the Company will (i) pay to Executive a lump sum amount equal to the sum of the severance benefits that Executive would otherwise have received through the Delayed Initial Payment Date if the commencement of the payment of the severance benefits had not been delayed pursuant to this Section 6.8 and (ii) commence paying the balance of the severance benefits in accordance with the applicable payment schedule set forth in Section 6. No interest shall be due on any amounts deferred pursuant to this Section 6.8. To the extent that any Severance Benefits are deferred compensation under Section 409A of the Code, and are not otherwise exempt from the application of Section 409A, then, if the period during which Executive may consider and sign the Release spans two calendar years, the payment of any such Severance Benefit will not be made or begin until the later calendar year.

6.9 Section 280G. Notwithstanding any other provision of this Agreement to the contrary, if payments made or benefits provided pursuant to this Agreement or otherwise from the Company or any person or entity are considered “parachute payments” under Section 280G of the Code after the application of all exemptions available under Code Section 280G(b)(5)(A), then such parachute payments will be limited to the greatest amount that may be paid to Executive under Section 280G of the Code without causing any loss of deduction to the Company Group under such section, but only if, by reason of such reduction, the net after tax benefit to Executive will exceed the net after tax benefit if such reduction were not made. “Net after tax benefit” for purposes of this Agreement will mean the sum of (i) the total amounts payable to the Executive under this Agreement, plus (ii) all other payments and benefits which the Executive receives or then is entitled to receive from the Company or otherwise that would constitute a “parachute payment” within the meaning of Section 280G of the Code, less (iii) the amount of federal, state and local taxes payable with respect to the foregoing calculated at the maximum marginal income tax rate for each year in which the foregoing will be paid to Executive (based upon the rate in effect for such year as set forth in the Code at the time of termination of Executive’s employment), less (iv) the amount of excise taxes imposed with respect to the payments and benefits described in (i) and (ii) above by Section 4999 of the Code. The determination as to whether and to what extent payments are required to be reduced in accordance with this Section 6.9 will be made at the Company’s expense by a nationally recognized certified public accounting firm or other professional services firm, in either case, as may be designated by the Company prior to a change in control (the “Firm”). In the event of any mistaken underpayment or overpayment under this Agreement, as determined by the Firm, the amount of such underpayment or overpayment will forthwith be paid to Executive or refunded to the Company, as the case may be, with interest at one hundred twenty (120%) of the applicable Federal rate provided for in Section 7872(f)(2) of the Code. Any reduction in payments required by this Section 6.9 will occur in the following order:

(1) any cash severance, (2) cancellation of equity awards being taken into account at full value that were granted “contingent on a change in ownership or control” within the meaning of 280G of the Code in the reverse order of date of grant of the awards (that is, the most recently granted equity awards will be cancelled first); (3) any other cash amount payable to Executive, (4) any benefit valued as a “parachute payment,” (5) the acceleration of vesting of any equity awards that are options, and (6) the acceleration of vesting of any other equity awards. Within any such category of payments and benefits, a reduction will occur first with respect to amounts that are not “deferred compensation” within the meaning of Section 409A and then with respect to amounts that are. In the event that acceleration of compensation from equity awards is to be reduced, such acceleration of vesting will be canceled, subject to the immediately preceding sentence, in the reverse order of the date of grant.

7. General Provisions.

7.1 Notices. Any notices hereunder must be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by electronic mail if sent during normal business hours of the recipient, and if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after timely deposit for next-business-day delivery with a nationally recognized overnight courier, specifying next-business-day delivery, with written verification of receipt. All communications shall be sent to the Company at its primary office location, or to legal@rigetti.com, and to Executive at either Executive’s address as listed on the Company payroll records, or Executive’s Company-issued email address, or at such other address as the Company or Executive may designate by ten (10) days advance written notice to the other.

7.2 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provisions had never been contained herein.

7.3 Survival. Provisions of this Agreement which by their terms must survive the termination of this Agreement in order to effectuate the intent of the parties will survive any such termination for such period as may be appropriate under the circumstances.

7.4 Waiver. If either party should waive any breach of any provisions of this Agreement, it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.

7.5 Complete Agreement. This Agreement constitutes the entire agreement between Executive and the Company with regard to the subject matter hereof. This Agreement is the complete, final, and exclusive embodiment of their agreement with regard to this subject matter and supersedes any prior oral discussions or written communications and agreements, including the Prior Agreement. This Agreement is entered into without reliance on any promise or representation other than those expressly contained herein, and it cannot be modified or amended except in writing signed by Executive and an authorized officer of the Company. The parties have entered into a separate Proprietary Information Agreement and have or may enter into separate agreements related to equity. These separate agreements govern other aspects of the relationship between the parties, have or may have provisions that survive termination of Executive’s employment under this Agreement, may be amended or superseded by the parties without regard to this Agreement and are enforceable according to their terms without regard to the enforcement provision of this Agreement.

7.6 Counterparts. This Agreement may be executed in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement. The parties agree that facsimile and scanned image copies of signatures, including DocuSign, will suffice as original signatures.

7.7 Withholding Taxes. The Company will be entitled to withhold from any payment due to Executive hereunder any amounts required to be withheld by applicable tax laws or regulations.

7.8 Headings. The headings of the sections hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

7.9 Successors and Assigns. The Company shall assign this Agreement and its rights and obligations hereunder in whole, but not in part, to any Company or other entity with or into which the Company may hereafter merge or consolidate or to which the Company may transfer all or substantially all of its assets, if in any such case said Company or other entity shall by operation of law or expressly in writing assume all obligations of the Company hereunder as fully as if it had been originally made a party hereto, but may not otherwise assign this Agreement or its rights and obligations hereunder. Executive may not assign or transfer this Agreement or any rights or obligations hereunder, other than to Executive’s estate upon Executive’s death.

7.10 Choice of Law. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the laws of the State of Minnesota.

7.11 Dispute Resolution. The parties recognize that litigation in federal or state courts or before federal or state administrative agencies of disputes arising out of the Executive’s employment with the Company or out of this Agreement, or the Executive’s termination of employment or termination of this Agreement, may not be in the best interests of either the Executive or the Company, and may result in unnecessary costs, delays, complexities, and uncertainty. Except where prohibited by law, the parties agree that any dispute between the parties arising out of or relating to the negotiation, execution, performance or termination of this Agreement or the Executive’s employment, including, but not limited to, any claim arising out of this Agreement, claims under Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act of 1990, Section 1981 of the Civil Rights Act of 1966, as amended, the Family Medical Leave Act, the Executive Retirement Income Security Act, and any similar federal, state or local law, statute, regulation, or any common law doctrine, whether that dispute arises during or after employment, shall be settled by binding arbitration in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association. The location for the arbitration shall be in Minneapolis, Minnesota. Any award made by such panel shall be final, binding and conclusive on the parties for all purposes, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrators’ fees and expenses and all administrative fees and expenses associated with the filing of the arbitration shall be borne by the Company; provided however, that at the Executive’s option, Executive may voluntarily pay up to one-half the costs and fees. The parties acknowledge and agree that their obligations to arbitrate under this Section survive the termination of this Agreement and continue after the termination of the employment relationship between Executive and the Company. The parties each further agree that the arbitration provisions of this Agreement shall provide each party with its exclusive remedy, and each party expressly waives any right it might have to seek redress in any other forum, except as otherwise expressly provided in this Agreement. By election arbitration as the means for final settlement of all claims, the parties hereby waive their respective rights to, and agree not to, sue each other in any action in a Federal, State or local court with respect to such claims, but may seek to enforce in court an arbitration award rendered pursuant to this Agreement. The parties specifically agree to waive their respective rights to a trial by jury, and further agree that no demand, request or motion will be made for trial by jury.

[SIGNATURES TO FOLLOW ON NEXT PAGE]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

RIGETTI HOLDINGS, INC.

By:	/s/ Subodh Kulkarni
Name: Subodh Kulkarni
Title: President & CEO

EXECUTIVE

/s/ Jeffrey A. Bertelsen
Jeffrey A. Bertelsen

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